UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Bancinsurance Corporation
(Name of Issuer)
Common Shares, Without Par Value
(Title of Class of Securities)
05945K-10-2
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05945K-10-2

1	NAMES OF REPORTING PERSONS

Certain members of the Si Sokol family and an Ohio limited partnership whose sole partners are members of the Si Sokol family and trusts for the benefit of members of the Si Sokol Family are filing this Amendment No. 12 to Schedule 13G as a group. The members of the group are Barbara K. Sokol, John S. Sokol, James K. Sokol, Carla A. Sokol and Falcon Equity Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States (for each individual who is a member of group) Falcon Equity Partners, L.P. is an Ohio limited partnership

	5	SOLE VOTING POWER

NUMBER OF		3,214,839 (See Item 4 below for number of shares beneficially owned by each member of group)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,214,839 (See Item 4 below for number of shares beneficially owned by each member of group)

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,214,839 (See Item 4 below for number of shares beneficially owned by each member of group)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

57.8% (See Item 4 below for percent of class owned by each member of group)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN (for each individual who is a member of group) PN for Falcon Equity Partners, L.P.

CUSIP No.	05945K-10-2
Item 1(a). Name of Issuer.
Bancinsurance Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices.
250 East Broad Street, 7th Floor
Columbus, Ohio 43215
Item 2(a). Name of Person Filing.
Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain members of the Si Sokol family and an Ohio limited partnership whose sole partners are members of the Si Sokol family and trusts for the benefit of members of the Si Sokol family are filing this Amendment No. 12 to Schedule 13G as a group.
The individual members of the group on behalf of whom this Amendment No. 12 to Schedule 13G is being filed consist of:
•	Barbara K. Sokol, individually, as trustee of the Family Trust of the Si Sokol Trust and as a general partner of Falcon Equity Partners, L.P.

•	John S. Sokol, individually, as custodian for his minor children and as the managing general partner and a general partner of Falcon Equity Partners, L.P.

•	James K. Sokol, individually

•	Carla A. Sokol, individually

•	Falcon Equity Partners, L.P.
Barbara K. Sokol is the widow of Si Sokol who passed away on July 3, 2007 and was a member of the group until the time of his death. John S. Sokol, James K. Sokol and Carla A. Sokol are the children of Si Sokol and Barbara K. Sokol. Because of their family relationship, they have elected to file this Amendment No. 12 to Schedule 13G as a group.
Item 2(b). Address of Principal Business Office or, if None, Residence.
c/o John S. Sokol
250 East Broad Street, 7th Floor
Columbus, Ohio 43215

CUSIP No.	05945K-10-2
Item 2(c). Citizenship.
United States (for each individual who is a member of group)
Ohio for Falcon Equity Partners, L.P.
Item 2(d). Title of Class of Securities.
Common Shares, without par value
Item 2(e). CUSIP Number.
05945K-10-2
Item 3.
Not Applicable
Item 4. Ownership.
(a)	Amount beneficially owned: 3,214,839 Common Shares as of December 31, 2009 (1)

(b)	Percent of class: 57.8% as of December 31, 2009 (1)

(c)	Number of Common Shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

3,214,839 as of December 31, 2009 (1)

(ii)	Shared power to vote or to direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

3,214,839 as of December 31, 2009 (1)

(iv)	Shared power to dispose or to direct the disposition of:

None

(1)
The following information is provided as of December 31, 2009. Barbara K. Sokol owns of record or through a broker 466,272 Common Shares (9.0%). Barbara K. Sokol is also the beneficial owner of 180,796 Common Shares (3.5%) held by the Family Trust of the Si Sokol Trust, of which she is the sole trustee and beneficiary, and has sole voting and dispositive power with respect to such Common Shares.

CUSIP No.	05945K-10-2
John S. Sokol owns of record or through a broker 307,463 Common Shares (5.5%) (which includes 9,532 restricted Common Shares which vest on May 30, 2010, 24,906 restricted Common Shares which vest in one-half increments on July 31, 2010 and 2011, and 60,769 restricted Common Shares which vest in one-third increments on July 27, 2010, 2011 and 2012 subject, in each case, to his continued employment with the Company on the applicable vesting date) and is also the beneficial owner of 360,000 Common Shares (6.5%) that underlie currently exercisable stock options, and 58,297 Common Shares (1.1%) that he holds as custodian for his minor children.
James K. Sokol owns of record or though a broker 28,400 Common Shares (0.6%).
Carla A. Sokol owns of record or through a broker 63,611 Common Shares (1.2%).
1,750,000 of the 3,214,839 Common Shares (33.6%) shown are held of record by Falcon Equity Partners, L.P. (“Falcon”), an Ohio limited partnership whose sole partners are the members of the Si Sokol family and trusts for the benefit of members of the Si Sokol family. Barbara K. Sokol owns, directly and indirectly as trustee of a trust for which she is the sole trustee and beneficiary, a 11.4 percentage interest in Falcon, John S. Sokol owns, directly and indirectly as trustee of trusts for the benefit of members of the Si Sokol family a 67.2 percentage interest in Falcon, and James K. Sokol and Carla A. Sokol each own directly a 10.7 percentage interest in Falcon. As the sole managing general partner, John S. Sokol has sole power to dispose or direct the disposition of the Common Shares held of record by Falcon. As the general partners, John S. Sokol and Barbara K. Sokol share the power to vote or direct the vote with respect to the Common Shares held of record by Falcon.
Each of the undersigned members of the group who is an individual disclaims beneficial ownership of Common Shares owned by the other undersigned individuals, and this filing shall not be construed as an admission that any of such individuals is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any Common Shares owned by another undersigned individual.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
See Note (1) to Item 4.
Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
In lieu of a separate exhibit, please see Item 2(a).
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certifications.
Not Applicable

CUSIP No.	05945K-10-2
Signature
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.*
Dated: February 10, 2010

/s/ Barbara K. Sokol
Barbara K. Sokol,
individually, as trustee of the Family Trust of the Si Sokol Trust and as a general partner of
Falcon Equity Partners, L.P.

/s/ John S. Sokol
John S. Sokol,
individually, as custodian for his minor children and as the managing general partner and a general partner of Falcon Equity Partners, L.P.

/s/ James K. Sokol
James K. Sokol,
individually

/s/ Carla A. Sokol
Carla A. Sokol, individually

Falcon Equity Partners, L.P.
By:	/s/ John S. Sokol
John S. Sokol, managing general partner

*
In accordance with Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Exchange Act, this Amendment No. 12 to Schedule 13G is filed pursuant to an agreement among the above-listed parties, which is attached hereto as EXHIBIT A.